                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._______)*


                             ORGANIC SOLUTIONS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   686175-10-0
                   ------------------------------------------
                                 (CUSIP Number)

                                 PETER C. SIMMET
                               1645 RED ROCK ROAD
                            NEWPORT, MINNESOTA 55055
                                 (612) 735-9660
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 11, 1995
-------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 21 Pages

--------------------------------------------------------------------------------
CUSIP No.     686175-10-0              13D                    Page 2 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               JOHN P. SIMMET
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                                   230,000
     NUMBER OF           -------------------------------------------------------
      SHARES             8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                      0
       EACH              -------------------------------------------------------
     REPORTING           9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                        230,000
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               230,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.     686175-10-0              13D                    Page 3 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               PETER C. SIMMET
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                                   479,350
     NUMBER OF           -------------------------------------------------------
      SHARES             8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                      0
       EACH              -------------------------------------------------------
     REPORTING           9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                        479,350
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               479,350

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.     686175-10-0              13D                    Page 4 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               ROBERT P. SIMMET
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                                   165,200
     NUMBER OF           -------------------------------------------------------
      SHARES             8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                      0
       EACH              -------------------------------------------------------
     REPORTING           9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                        165,200
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               165,200

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.     686175-10-0              13D                    Page 5 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               PATRICIA M. SIMMET
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                                   28,350
     NUMBER OF           -------------------------------------------------------
      SHARES             8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                      0
       EACH              -------------------------------------------------------
     REPORTING           9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                        28,350
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               28,350

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.     686175-10-0              13D                    Page 6 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               KURT A. LARSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                                   9,300
     NUMBER OF           -------------------------------------------------------
      SHARES             8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                      0
       EACH              -------------------------------------------------------
     REPORTING           9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                        9,300
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               9,300

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

          This Statement relates to the Common Stock of Organic Solutions, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 8023 Vantage Drive, Suite 600, San Antonio, Texas 78230.


ITEM 2.  IDENTITY AND BACKGROUND

          (a) This Statement is being filed by John P. Simmet, Peter C. Simmet, Robert P. Simmet, Patricia M. Simmet and Kurt A. Larson (individually, the "Shareholder" and collectively, the "Shareholders").

          The persons making this filing are doing so because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended; however, each of the Shareholders disclaims beneficial ownership of the shares beneficially owned by the other Shareholders.

          (b) The residence or business address of each Shareholder is set forth in Schedule 1 hereto and is incorporated herein.

          (c) The present principal occupation or employment of each Shareholder is set forth in Schedule 1 hereto and is incorporated herein. Simcote, Inc., located at 1645 Red Rock Road, Newport, Minnesota 55055, is a manufacturer and processor of specialized coatings for the steel industry.

          (d) During the last five years, none of the Shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Shareholders was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result


                               Page 7 of 21 Pages
of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) To the knowledge of the Shareholders, each Shareholder is a United States citizen.


ITEM 3. SOURCE AND AMOUNT OF FUNDS

          The Shareholders made all of their purchases with personal funds in cash as set forth below:

               John P. Simmet            $ 225,000
               Peter C. Simmet           $ 492,500
               Robert P. Simmet          $ 150,000
               Patricia M. Simmet        $  18,750
               Kurt A. Larson            $   6,250


ITEM 4.  PURPOSE OF TRANSACTION

          The Shareholders have acquired the Common Stock for investment purposes.

          (a) The Shareholders may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

          (b)  To the Shareholders' knowledge, none of the persons listed in
Schedule 1 have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

          (c)  To the Shareholders' knowledge, none of the persons listed in
Schedule 1 have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.


                               Page 8 of 21 Pages

          (d)  To the Shareholders' knowledge, none of the persons listed in
Schedule 1 have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing open vacancies on the board.

          (e)  To the Shareholders' knowledge, none of the persons listed in
Schedule 1 have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

          (f)  To the Shareholders' knowledge, none of the persons listed in
Schedule 1 have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

          (g)  To the Shareholders' knowledge, none of the persons listed in
Schedule 1 have any plans or proposals that relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

          (h)  To the Shareholders' knowledge, none of the persons listed in
Schedule 1 have any plans or proposals that relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

          (i)  To the Shareholders' knowledge, none of the persons listed in
Schedule 1 have any plans or proposals that relate to or would result in a class of equity


                               Page 9 of 21 Pages
securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

          (j)  To the Shareholders' knowledge, none of the persons listed in
Schedule 1 have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Number of Shares and Percentage of Common Stock Beneficially Owned as of the date of this filing:

          Name                  Shares(1)              Percentage
          ----                  ------                 ----------

          John P. Simmet         230,000                  1.6%
          Peter C. Simmet        479,350                  3.3%
          Robert P. Simmet       165,200                  1.2%
          Patricia M. Simmet      28,350                   .2%
          Kurt A. Larson           9,300                   .1%
                              ----------                ------
                                 912,200                  6.4%

          (b) Each of the Shareholders has the sole power to vote and to dispose of the shares directly owned by them.


--------------------
     (1)Figures include options to acquire outstanding shares of Common Stock of the Company, which are exercisable within 60 days, as follows (SEE Item 6 for a description of the options):

     Name                Option Shares
     ----                -------------

     John P. Simmet         104,000
     Peter C. Simmet        213,350
     Robert P. Simmet        75,200
     Patricia M. Simmet      13,350
     Kurt A. Larson           4,800
                            -------
                            410,700
                            -------
                            -------


                               Page 10 of 21 Pages

          (c) (i) On December 11, 1995, the Shareholders purchased 170,000 shares from the Company at a price of $3.00 per share. In consideration of this purchase, the Shareholders were granted 34,000 outstanding shares of the Company's Common Stock and options to acquire an aggregate of 410,700 shares of the Company's outstanding Common Stock from John Hales (SEE
     Item 6).

               (ii) To the knowledge of the Shareholders, no transactions in the Company's Common Stock or securities convertible into Common Stock have been effected by the Shareholders during the past 60 days.

          (d) The Shareholders know of no person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares except as set forth in (a) above.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

          On May 29, 1996, in a private transaction, the Shareholders, and John
L. Simmet, now deceased, were granted options by John Hales to acquire 800,000 shares of the Company's Common Stock, including options granted to the Shareholders to acquire 154,000 shares of the Company's Common Stock at $3.00 per share exercisable for three years and options granted to the Shareholders to acquire 256,700 shares of the Company's Common Stock at $3.00 per share exercisable for one year. The shares subject to these options are already outstanding shares owned by Mr. Hales. The options granted to the Shareholders are included in the Shareholders' responses to Item 5(a).


                               Page 11 of 21 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          EXHIBIT 1: Copy of Agreement granting options to the Shareholders to acquire 154,000 and 256,700 shares of the Common Stock of the Company.


                               Page 12 of 21 Pages

EXHIBIT 1

                                OPTION AGREEMENT

     THIS AGREEMENT, made as of this 29th day of May, 1996, by John Hales ("Grantor") in favor of John L. Simmet ("Optionee").

     WHEREAS, Grantor is the owner of a substantial number of shares of Organic Solutions Inc., a Delaware corporation ("Organic");

     WHEREAS, at the request of Grantor and in consideration for the grant of this Option (as defined below), Optionee and certain of his family members and business associates have, as of the effective date of this Agreement, subscribed for and purchased from Organic 500,000 shares of common stock for the total purchase price of $1,500,000;

     WHEREAS, Grantor desires to grant an exclusive option to the Optionee for the purchase of 800,000 shares of common stock of Organic currently owned by Grantor (the "Option") and the Optionee desires to acquire said Option.

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, Grantor agrees as follows:

     1.   GRANT OF OPTION.    Grantor hereby grants to Optionee the exclusive
Option to purchase a total of 800,000 shares of common stock of Organic (the "Option Shares") in the amounts, for the price and from the date hereof until the Expiration Dates set forth below:

                            EXERCISE PRICE
     NO. OF SHARES            PER SHARE                EXPIRATION DATE
        500,000                 $3.00                  June 30, 1997
        300,000                 $3.00                  December 11, 1998

     2. EXPIRATION OF OPTION. The Option shall expire and the rights of the Optionee hereunder terminate with respect to the number of Option Shares set forth in Section 1 in the event that the Option is not exercised on or before the Expiration Dates set forth in Section 1.

     3. EXERCISE OF OPTION; PAYMENT. This Option may be exercised in whole or in part by Optionee. If exercised in part, Optionee may exercise this Option at multiple times, subject to the maximum number of shares subject to this Option and the Expiration Dates set forth in Section 1. If not otherwise specified by Optionee, any exercise of this Option shall be deemed to relate to the earliest expiring Option Shares. In the event the Optionee elects to exercise the Option, it shall notify the Grantor in writing of his intent to exercise the Option and the number of shares Optionee desires to purchase.

     4. ANTI-DILUTION. The number of shares of common stock covered by this Option, as well as the price per share of common stock covered by this Option, shall be


                               Page 13 of 21 Pages
proportionately adjusted for any increase or decrease in the number of issued shares of common stock of Organic resulting from a stock split, reverse stock split, stock dividend, combination, or reclassification of the common stock, or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by Organic. The shares subject to this Option shall also include any shares of any other corporation distributed by Organic with respect to its common stock by way of a "spin-off" transaction or otherwise.

     5. NOTICE. Any notification required or permitted to be given or served by either party upon the other shall be deemed given and served in accordance with the provisions of this Agreement if delivered personally to the receiving party, or if deposited in the United States mail in a sealed wrapper, registered or certified mail, postage and fees prepaid, and properly addressed as follows:

     If to Grantor:      John Hales
                         Residence Ambassadeur 3
                         Villars sur Ollon
                         Vaud, Switzerland

     If to Optionee:     John L. Simmet Estate
                         1645 Red Rock Road
                         Newport, Minnesota  55055

Each such delivered notice, payment, or communication shall be deemed to have been given to, served upon, the party to whom delivered upon delivery in the manner above provided. Each such mailed notice, payment or communication shall be deemed to have been given to or served upon the party TO which addressed on the date the same was so deposited in the mails in the manner above provided.

     6. ASSIGNMENT. Optionee may assign its rights under this Agreement to certain of his family members and business associates who have purchased shares of Organic.

     7. FURTHER ASSURANCES. Grantor and Optionee shall execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, any and all documents and instruments as may be reasonably necessary in order to carry out the intent and purpose of this Agreement, whether or not the same are specifically set forth herein.

     8. ENTIRE AGREEMENT; AMENDMENT. This Agreement reflects the full and complete Agreement of the parties hereto and supersedes any and all previous Agreements, oral or written. This Agreement may be amended only upon the written consent of both parties.

     9. JOHN L. SIMMET ESTATE. Grantor acknowledges that this Agreement memorializes an agreement made by Grantor and Optionee prior to the death of Optionee. All rights, privileges, options and agreements granted in favor of Optionee herein may be performed, assigned or otherwise exercised by the personal representatives of the estate of


                               Page 14 of 21 Pages

John L. Simmet or the trustees of any trust created by John L. Simmet into which the rights under this Agreement may be transferred.

     10. GOVERNING LAW. This Agreement and the rights and obligations of the parties hereto shall be construed and enforced in accordance with the laws of the State of Minnesota.

     IN WITNESS WHEREOF, Grantor has executed this Agreement as of the day and year first above written.

                                   GRANTOR:



                                    /s/ John Hales
                                   ---------------------------------------------
                                   John Hales



                               Page 15 of 21 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 23, 1996



                                   /s/ John P. Simmet
                                   ---------------------------------------------
                                   John P. Simmet
                                   President of Simcote, Inc.


                               Page 16 of 21 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 23, 1996



                                   /s/ Peter C. Simmet
                                   ---------------------------------------------
                                   Peter C. Simmet
                                   Executive Vice President of Simcote, Inc.


                               Page 17 of 21 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 23, 1996



                                   /s/ Robert P. Simmet
                                   ---------------------------------------------
                                   Robert P. Simmet
                                   Secretary of Simcote, Inc.



                               Page 18 of 21 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 23, 1996



                                   /s/ Patricia M. Simmet
                                   ---------------------------------------------
                                   Patricia M. Simmet
                                   Employee of Simcote, Inc.


                               Page 19 of 21 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 23, 1996



                                   /s/ Kurt A. Larson
                                   ---------------------------------------------
                                   Kurt A. Larson
                                   Chief Financial Officer of Simcote, Inc.


                               Page 20 of 21 Pages

                                   SCHEDULE 1

Name                     Principal Occupation or Business and Business Address
----                     -----------------------------------------------------

John P. Simmet           President of Simcote, Inc.
                         1645 Red Rock Road
                         Newport, MN  55055

Peter C. Simmet          Executive Vice President of Simcote, Inc.
                         250 North Greenwood
                         Marion, OH  43302

Robert P. Simmet         Secretary of Simcote, Inc.
                         1645 Red Rock Road
                         Newport, MN  55055

Patricia M. Simmet       Employee (not an officer) of Simcote, Inc.
                         1645 Red Rock Road
                         Newport, MN  55055

Kurt A. Larson           Chief Financial Officer of Simcote, Inc.
                         1645 Red Rock Road
                         Newport, MN  55055


                               Page 21 of 21 Pages